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SEC Mail Processing Section
AUG 27 2021
Washington DC
415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Provasi Capital Partners LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5301 Alpha Road, Suite 222
(No. and Street)

Dallas	TX	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – if individual, state last, first, middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert F. Muller, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Provasi Capital Partners LP, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marsha Gail Rogers
My Commission Expires
04/10/2023
ID No. 8796154
NOTARY PUBLIC STATE OF TEXAS

Signature

Chief Executive Officer and President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the General Partner
Provasi Capital Partners LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Provasi Capital Partners LP (the Partnership) as of June 30, 2021, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of June 30, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 8 to the financial statements, the Partnership does not currently nor expect to generate net income or cash flow sufficient enough to cover current operating levels that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The information in Schedule I is the responsibility of the Partnership's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
August 24, 2021

We have served as the Partnership's auditor since 2016.

PROVASI CAPITAL PARTNERS LP

CONTENTS

PROVASI CAPITAL PARTNERS LP
Statement of Financial Condition
June 30, 2021

ASSETS

Cash	$	53,335
Prepaid expenses		31,600
	$	84,935

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
State income taxes payable to related party	$	11,281
Partners' capital		73,654
	$	84,935

The accompanying notes are an integral part of these financial statements.

PROVASI CAPITAL PARTNERS LP
Statement of Operations
For the Year Ended June 30, 2021

Revenues	
Concession income	$ -0-
Expenses	
Regulatory fees and expenses	16,799
Occupancy and equipment costs	120,000
Other expenses	199,861
	336,660
Net loss before taxes	(336,660)
Provision for state income taxes	-0-
Net loss	$ (336,660)

The accompanying notes are an integral part of these financial statements.

PROVASI CAPITAL PARTNERS LP
Statement of Changes in Partners' Capital
For the Year Ended June 30, 2021

	General Partner	Limited Partner	Total
Balances at June 30, 2020	$ 65	$ 65,249	$ 65,314
Capital contributions	345	344,655	345,000
Net loss	(337)	(336,323)	(336,660)
Balances at June 30, 2021	$ 73	$ 73,581	$ 73,654

The accompanying notes are an integral part of these financial statements.

PROVASI CAPITAL PARTNERS LP
Statement of Cash Flows
For the Year Ended June 30, 2021

Cash flows from operating activities	
Net loss	$ (336,660)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities	
Increase in prepaid expenses	(5,460)
Net cash provided (used) by operating activities	(342,120)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital contributions	345,000
Net cash provided by financing activities	345,000
Net increase in cash	2,880
Cash at beginning of year	50,455
Cash at end of year	$ 53,335

Supplemental disclosure of Cash Flow Information	
Cash paid during the year for:	
Interest	$ -0-
Income Taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

PROVASI CAPITAL PARTNERS LP
Notes to Financial Statements
June 30, 2021

Note 1 - Summary of Significant Accounting Policies

Provasi Capital Partners LP (the "Partnership") was formed under the laws of the State of Texas on December 7, 2001, commenced business on January 1, 2002, and will terminate no later than January 1, 2050. On October 02, 2015, the Partnership changed its name from Behringer Securities LP. The Partnership consists of a managing general partner and a limited partner. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated as determined by the general partner. Also, the general partner will determine the amounts and the timing of any distributions. Limited partners are not personally liable for any obligations of the Partnership. Their capital accounts cannot be reduced below $0. Offices of the Partnership are located in Dallas, Texas.

The Partnership is a limited broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-1(a)(2)(v). The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA").

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues

Concession Income

Substantially all of the Partnership's revenue is generated from commission income and dealer manager fees related to the sale of securities issued by affiliated Alternative Investment programs, and included in concession income on the statement of operations. The economic conditions which effect the Partnership's operations are related to overall trends in the economy and real estate markets.

Concession income is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing market prices and internal and regulatory guidelines. Concession revenue consists of the sale of securities issued by affiliated Alternative Investment programs. Revenue is recognized after acceptance of orders by the affiliated entities, at which point the Partnership's performance obligation has been met. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

On June 16, 2016, the FASB issued Accounting Standards Update (ASU) 2016-13 - Financial Instruments - Credit Losses (Topic 326): Assets Measured at Amortized Cost to provide more timely recording of credit losses on receivables and other assets measured at amortized cost. ASU 2016-13 was effective for the Company beginning January 1, 2020. The Company's concession receivables are generally collected in the month following their accrual short-term in nature and collection is reasonably assured. Accordingly, no transition adjustment was necessary at implementation.

Topic 326 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. The allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in other expenses. The Company has not recorded an allowance for credit losses due to no history of losses and there were no receivables as of December 31, 2020. There was no opening balance of receivables.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At June 30, 2021, the Partnership had net capital of approximately $42,055 and net capital requirements of $25,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.27 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company operates as a non-covered firm consistent with Footnote 74 of SEC Release No. 34-70073 and associated SEC Staff Guidance, and accordingly limits its business activities to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3). Therefore, the Company has no obligations related to the reserve computation or possession and control requirements under Rule 15c3-3 for these business activities.

Note 4 - Income Taxes

The Partnership's net income or loss is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

Management evaluates income tax positions based on whether it is more likely than not that the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to four years from date of filing.

Note 5 - Related Party Transactions

The Partnership and its general partner are members of a group of affiliated entities that are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Partnership has an office and administrative services agreement with a related party which provides office space, office facilities, and administrative help. The Partnership agreed to reimburse the related party $120,000 for such services for the year ended June 30, 2021.

Note 6 - Concentrations

At various times throughout the year ended June 30, 2021, the Partnership had cash balances in excess of federally insured limits. The Partnership regularly monitors the financial stability of these financial institutions and believes that the Partnership is not exposed to any significant credit risk.

Note 7 - Commitments and Contingencies

From time to time, the Partnership may be involved in various claims and litigation in the normal course of business. Management, based upon the advice of legal counsel, does not expect any liability or disposition thereof to have a material adverse effect on the financial condition of the Partnership.

Note 8 - Management's Assessment of Going Concern

As a captive broker/dealer the Partnership has not historically, and does not currently, expect to generate net income or cash flow sufficient enough to cover current operating levels. The Partnership expects to continue to incur the necessary compensation and other costs necessary to fulfill its obligations under the dealer manager agreements. Management evaluated the significance of these conditions in relation to the Partnership's ability to meet its obligations. Stratera Holdings, LLC ("Holdings") intends to make periodic contributions to cover net losses at the Partnership as well as to sustain minimum net capital requirements as defined under Rule 15c3-1 promulgated under the Securities Exchange Act of 1934. Although not guaranteed, it is management's understanding that it will continue to receive capital infusions as necessary. These conditions raise substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of June 30, 2021

Schedule I

PROVASI CAPITAL PARTNERS LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2021

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$	73,654
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses		31,600
Net capital	$	42,054

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition		
State income taxes payable	$	11,281
Total aggregate indebtedness	$	11,281

Schedule I (continued)

PROVASI CAPITAL PARTNERS LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 752
Minimum dollar net capital requirement of reporting broker or dealer	$ 25,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 25,000
Net capital in excess of required minimum	$ 17,055
Excess net capital at 1000%	$ 40,927
Ratio: Aggregate indebtedness to net capital	0.27 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2021.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended June 30, 2021

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the General Partner
Provasi Capital Partners LP

We have reviewed management's statements, included in the accompanying Provasi Capital Partners LP's (the Company) Exemption Report (the exemption report), in which:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) The Company states the Company is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

   - The Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and

   - The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Dallas, Texas
August 24, 2021

Provasi Capital Partner's Exemption Report

Provasi (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Provasi Capital Partners

I, Robert F. Muller, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Robert F. Muller

Title: Chief Executive Officer and President

August 24, 2021